Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

June 8, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-4631

Re:  Crown Holdings, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed February 28, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed March 21, 2011
    Form 10-Q for the Fiscal Quarter Ended March 31, 2011
        File No. 0-50189

Dear Mr. Decker:

Crown Holdings, Inc. (“we,” “Crown” or the “Company”) is responding to the comments raised in your letter dated May 24, 2011 regarding Crown’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A and Form 10-Q for the fiscal quarter ended March 31, 2011. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Form 10-K for the year ended December 31, 2010

General

1.
In future filings, please disclose the equivalent U.S. dollar amount for all foreign currency amounts disclosed, since the U.S. dollar is your presentation currency and will allow an investor to better understand how the amount relates to your consolidated financial statements.

In response to your comment, we will disclose the equivalent U.S. dollar amount for all foreign currency amounts in future quarterly and annual filings.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

Item 5.  Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 27

2.
We note your discussion under the caption "Common Stock and Other Equity" on page 42 that your credit and loan facilities and outstanding notes "contain provisions that limit...the payment of dividends subject to certain payments...and exceptions."  In future filings, please briefly describe the restrictions and exceptions under your debt arrangements that limit your ability to pay dividends.  See Item 201(c)(1) of Regulation S-K.

In response to your comment, we will include disclosure similar to the following in future quarterly and annual filings:

The amount of restricted payments permitted to be made, including dividends and repurchases of the Company’s common stock, is generally limited to the cumulative excess of $200 million plus 50% of adjusted net income plus proceeds from the exercise of employee stock options over the aggregate of restricted payments made since July 2004 .  Adjustments to net income may include, but are not limited to, items such as asset impairments, gains and losses from asset sales and early extinguishments of debt.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 30

3.
In future filings, please expand the discussion of your results of operations on a consolidated basis and at the reportable segment level for each period presented in your annual and quarterly periodic filings.  Specifically, please provide a more comprehensive analysis of the factors that impacted net sales, cost of products sold, segment income, etc., ensuring that you sufficiently explain why each factor has occurred and is impacting the specific line item in the specific manner.  In addition you should discuss known or anticipated trends that have and/or may continue to have a positive or negative impact on your results of operations.  To provide investors with a sufficient understanding of the factors impacting your operations, you may need to discuss the businesses and/or geographic areas that underlying each of your reportable segments.  Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  A more detailed analysis will also aid investors in better understanding the risks associated with goodwill impairment, restructuring activities and deferred tax assets.  Examples include the following:

●	For your discussion and analysis of net sales on a consolidated basis and at the reportable segment level, you attribute the changes to (a) unit volume changes; (b) changes in pass-through raw material costs; and (c) foreign currency translation. Please expand upon these factors to include an explanation for each of the changes. For example, the changes in volume may be due to an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), an increase in market share, pre-buying by customers, a change in customer direction, etc. In terms of the corresponding analysis of segment income, please also provide an expanded analysis of the material factors impacting this performance measure. For example, if there has been a shift in product mix, please explain that shift and how that shift has specifically impacted your operating results. Another example would be a lag in the passing along of material increases in the cost of raw materials.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

●
We note that you have been focusing on your expansion program with a primary focus on emerging markets.  In this regard, we note from 2007 to 2010 you had approximately $830 million in capital spending, which was primarily focused on capacity expansion and emerging markets.  However, there is very little discussion of these capacity expansion projects within MD&A and their corresponding impact on your net sales and segment income and whether the impact is in line with management expectations when the capital programs began.  We further note that you anticipate increasing your capacity by approximately 10 billion units by mid-2012 from the capacity levels as of December 31, 2010.  However, we did not note an analysis of this expectation and the expected impact to your net sales and operating results.

●
We note that you recognized inventory pricing gains during fiscal year 2009 that did not reoccur in fiscal year 2010 from your fiscal year 2010 analyst conference call.  However, we did not note a corresponding discussion, including quantification, of the inventory pricing gain recognized during fiscal year 2009 in MD&A.

●
We note that your effective tax rate was positively impacted by the release of valuation allowances associated with your U.S. and French operations.  Please provide investors with a more detailed explanation as to the material factors that you considered when releasing the valuation allowances.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved.  There are many areas that we are not specifically identifying that should have further analysis.  Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.  Please also refer to your response to comment 1 in your letter dated April 18, 2008.

We will include appropriate additional disclosure responsive to your comments in future quarterly and annual filings.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

4.
In future filings, please include a discussion and analysis with quantification of the business reasons for significant changes between periods of net sales and segment income for your non-reportable segments for each period presented.  In this regard, we note that the non-reportable segments' external sales is 14.9% of fiscal year 2010 net sales and segment income is 33.6% of fiscal year 2010 income before income taxes and equity earnings.  Please also include a discussion and analysis with quantification business reasons for significant changes between periods for corporate and unallocated items.  Please refer to Items 303(a) and 303(a)(3)(i) of Regulation S-K and Section 501.12.b of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings for fiscal year 2010 as compared to fiscal year 2009.

In response to your comment, in future quarterly and annual filings, we will include discussion and analysis of significant changes between periods of net sales and segment income for non-reportable segments as well as significant changes between periods for corporate and unallocated items.  Our proposed disclosure for fiscal year 2010 as compared to fiscal year 2009 is as follows:

Non-reportable segments
Net sales in non-reportable segments increased from $1,174 million in 2009 to $1,187 million in 2010 primarily due to $19 million from the impact of foreign currency translation, and $49 million from increased beverage can sales unit volumes in Cambodia, China, Malaysia and Vietnam, partially offset by $23 million from the April 2010 sale of the Company’s plastic closures business in Brazil and the pass-through of lower steel costs to customers in the Company’s aerosol can businesses.  Growth in sales unit volumes were the result of increased regional demand.

Segment income in non-reportable segments increased from $180 million in 2009 to $206 million in 2010 primarily due to increased market demand for beverage cans.

Corporate and unallocated items
Corporate and unallocated costs decreased from $233 million in 2009 to $201 million in 2010 primarily due to a benefit of $20 million in 2010 from the settlement of a legal dispute unrelated to the Company’s ongoing operations and $18 million of lower pension costs, partially offset by an increase of $6 million related to miscellaneous other corporate costs.

Liquidity and Capital Resources, page 35

5.
We note that approximately 72% of your net sales were generated by your international operations.  In future filings, please expand your disclosure to provide additional clarity regarding the amounts of cash and cash equivalents which are available for your use for ongoing cash needs.  In this regard, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries.  Please also disclose that if cash and cash equivalents held outside the U.S. are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds; however, your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

In response to your comment, we will include disclosure similar to the following in future annual filings:

As of December 31, 2010, approximately $379 million of the Company’s $423 million of cash and cash equivalents was located outside the U.S. The Company is not aware of any legal restrictions under foreign law that materially impact its access to cash held outside the U.S.

The Company funds it cash needs in the U.S. through a combination of cash flows generated in the U.S. and dividends from certain foreign subsidiaries.  The Company records current and/or deferred U.S. taxes for the earnings of these foreign subsidiaries.  For certain other foreign subsidiaries, the Company has asserted that earnings will be indefinitely reinvested and therefore, has not recorded any U.S. taxes.  If such earnings were repatriated to the U.S., the Company would be required to record current and/or deferred U.S. taxes on the repatriated funds.

Capital Expenditures, page 41

6.	In future filings, please indicate the general purpose of your capital commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

In response to your comment, in future annual filings, or quarterly filings if there has been a material change since year-end, we will disclose the general purpose of our capital commitments and the anticipated source of funds needed to fulfill such commitments.

Critical Accounting Policies, page 43

7.
If you use the term EBITDA in future filings as part of your explanation for estimating the fair value of your reporting units for purposes of testing goodwill for impairment, please ensure that it represents EBITDA as is commonly defined.  If you make any adjustments to EBITDA as is commonly defined, please instead use a description such as Adjusted EBITDA to refer to your measure.  Further, please revise your description of this measure to begin with net income rather than revenues to allow investors to better understand the adjustments you are making.

In response to your comment, in future filings as part of our explanation for estimating the fair value of our reporting units for purposes of testing goodwill for impairment, we will refer to our measure of EBITDA as Adjusted EBITDA and describe the adjustments from net income.

8.
Please expand upon your discussion of the U.S. deferred tax assets in future filings to bridge the gap between the release of $58 million of valuation allowance and the continued recognition of $177 million of valuation allowance.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

In response to your comment, in future annual filings, we will provide disclosure similar to the following to expand upon the discussion of U.S. deferred tax assets to more clearly bridge the gap between the $58 million of valuation allowance released in 2009 and the $177 million of valuation allowance maintained as of December 31, 2010.

During the fourth quarter of 2009, the Company released $58 million of its U.S. deferred tax asset valuation allowances because management determined that it was more likely than not that the related deferred tax benefits would be realized based on projections of future taxable income.  The valuation allowance release included $54 million for foreign tax credits and $4 million for research credits.  At December 31, 2010, the Company continued to maintain a valuation allowance of $177 million including $151 million for state tax loss carryforwards and $25 million for U.S. federal capital loss carryforwards.  The Company does not believe that it is more likely than not that these deferred tax assets will be utilized prior to their expiration.  The Company’s ability to utilize state tax loss carryforwards is impacted by several factors including expiration dates, limitations imposed by certain states on the amount of loss carryforwards that can be used in a given year to offset taxable income and whether the state permits the Company to file a combined return.   The Company’s ability to utilize capital loss carryforwards is dependent upon the availability of future capital gain income which the Company does not currently project.

9.	Please provide a sensitivity analysis for your material assumptions on your pension obligations in addition to your pension expense in future filings.

In response to your comment, in future annual filings we will provide a sensitivity analysis for material assumptions related to our pension obligations.

Consolidated Statement of Operations, page 54

10.
We note that you have included asset impairment charges in the provision for restructuring line item in addition to the asset impairments and sales line item.  In future filings, please consider including all asset impairment charges in one line item.  This will allow investors to more easily identify the total amount of asset impairment charges.

We believe that it is more meaningful for an investor to include asset impairment charges in the provision for restructuring line item when the impairment is directly related to a restructuring action. We believe that this presentation makes it easier for an investor to identify the total impact of a restructuring action. Recognizing the importance of an investor also being able to identify the total amount of asset impairment charges, we have disclosed this component of the restructuring charge in both our footnotes and MD&A.  Going forward, when an impairment charge is recorded and included in the provision for restructuring, we will cross-reference our discussion of asset impairments and sales to the discussion of the impairment charge included in the provision for restructuring.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

K.  Provision for Asbestos, page 64

11.
We note your disclosure that the resolution of your asbestos-related claims and settlements is not expected to have a material impact to your financial position.  Please also disclose your assessment of the materiality of your asbestos-related claims and settlements to your results of operations and cash flows.  If it is reasonably possible that the loss in excess of accrual could be material to your results of operations and/or cash flows, please disclose the amount or range of the reasonably possible loss in excess of accrual.  If you cannot make an estimate of the amount or range of reasonably possible loss in excess of accrual, please disclose this fact along and provide us with a detailed explanation as to why you are unable to provide a reasonable estimate.  Please refer to ASC 450-20-50-4 and Question 2 to ASC 450-20-S99-1 for guidance.  Please provide us with the disclosure you intend to include in future filings.

In response to your comment, we will include language similar to the following in future quarterly and annual filings:

As of December 31, 2010, the Company’s accrual for pending and future asbestos-related claims and related legal costs was $249 million, including $196 million for unasserted claims.  The Company’s accrual includes estimated probable costs for claims through the year 2020.  The Company’s accrual excludes potential costs for claims beyond 2020, because the Company does not believe that costs for claims beyond ten years can be reasonably estimated.  It is reasonably possible that the actual loss could be in excess of the Company’s accrual.  However, the Company is unable to estimate the reasonably possible loss in excess of its accrual due to potential changes in the litigation environment and other uncertainties inherent in making long-term projections whose impact cannot be known or reasonably estimated.

While it is not possible to predict the ultimate outcome of asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position.  It is, however, reasonably possible that resolution of these matters could have a material adverse effect on the Company’s results of operations or cash flows.  The Company cautions that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual. Unfavorable court decisions or other adverse developments may require the Company to substantially increase its accrual or change its estimate.   Accordingly, these matters, if resolved in a manner different from the estimate, could have a material effect on the Company’s results of operations, financial position or cash flow.

M.  Restructuring, page 68

12.	In future filings, please revise your disclosures regarding your restructuring activities to provide the following disclosures:

●	A description of the facts and circumstances leading to each restructuring activity and the expected completion date of each activity.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

●	The number of employees impacted by headcount reductions by activity.

●
Separately present the costs and liabilities associated with each restructuring activity.  In this regard, the disclosure on page 69 combines the cost and liability rollforward information for each restructuring activity.

●
Separately present for each restructuring activity the total amount of costs expected to be incurred in connection with the activity, the amount incurred in the period, and the cumulative amount incurred to date, net of any adjustments to the liability with an explanation of the reasons why by reportable segment.

Please refer to ASC 420-10-50-1 for guidance. Please provide us with the disclosures you intend to include in future filings.

In response to your comment, we will revise our disclosures regarding restructuring activities in future quarterly and annual filings to include language similar to the following:

During 2010, the Company recorded a pre-tax charge of $42 million for restructuring costs including $14 million related to the relocation of the Company’s European Division headquarters and management to Switzerland and $28 million related to Canadian plant closures in the Company’s North America Food Segment.

European Division headquarters

In 2010, the Company determined that it would relocate its European Division headquarters and management to Switzerland effective January 1, 2011 in order to benefit from a more centralized management location.  The action is expected to be completed in 2011.  As of December 31, 2010, the Company incurred total costs of $14 million related to the action.  The Company expects to incur future charges of approximately $21 million and expects the total cash cost of the action to be approximately $35 million.

The following table summarizes the restructuring accrual balances and utilization by cost type for this action (in millions):

		Other	Asset
	Termination	exit	write-
	Costs	costs	downs	Total

Balance at December 31, 2009	$0	$0	$0	$0
Provisions	8	6	0	14
Payments made	0	(4)	0	(4)
Balance at December 31, 2010	$8	$2	$0	$10

North America Food

In 2010, the Company recorded a pre-tax charge of $28 million related to the closure of a Canadian plant including $10 million for asset writedowns, $10 million for pension and postretirement plan curtailment charges, $2 million for severance costs and $6 million for strip and clean costs from prior closures.  The actions are part of the Company’s plan to reduce cost through consolidation of certain U.S. and Canadian operations.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

The 2010 action combined with Canadian plant closures in 2009 resulted in headcount reductions of approximately 400.  These actions are expected to be completed in 2011.  The Company incurred total costs of $52 million and expects to incur future additional charges of approximately $5 million for strip and clean costs and may incur future additional charges for pension settlements of approximately $40 million when the Company receives regulatory approval and settles the obligations.  The Company expects the total cash cost to be approximately $27 million including $15 million for the pension settlement.

The following table summarizes the restructuring accrual balances and utilization by cost type for these actions (in millions):

		Other	Asset
	Termination	exit	write-
	Costs	costs	downs	Total

Balance at December 31, 2009	$6	$0	$0	$6
Provisions	12	6	10	28
Payments made	(5)	(6)	0	(11)
Reclassified to other accounts	(10)	0	(10)	(20)
Balance at December 31, 2010	$3	$0	$0	$3

Europe Food

In 2009, the Company recorded a pre-tax charge of $14 million for headcount reductions relating to ongoing cost reduction efforts in its European Food segment.  The action resulted in a headcount reduction of approximately 160 and is expected to be completed in 2011.  The Company expects the total cost of the action to be $14 million.

The following table summarizes the restructuring accrual balances and utilization by cost type for these actions (in millions):

		Other	Asset
	Termination	exit	write-
	Costs	costs	downs	Total

Balance at December 31, 2009	$14	$0	$0	$14
Payments made	(7)	0	0	(7)
Balance at December 31, 2010	$7	$0	$0	$7

Other Europe

In 2009, the Company recorded a pre-tax charge of $5 million for headcount reductions relating to ongoing cost reduction efforts in Europe including its European Specialty Packaging segment.  The actions resulted in headcount reductions of approximately 90 and are expected to be completed in 2011.  The Company expects the total cost of the actions to be $5 million.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

The following table summarizes the restructuring accrual balances and utilization by cost type for these actions (in millions):

		Other	Asset
	Termination	exit	write-
	Costs	costs	downs	Total

Balance at December 31, 2009	$5	$0	$0	$5
Payments made	(2)	0	0	(2)
Balance at December 31, 2010	$3	$0	$0	$3

T.  Acquisitions, page 79

13.
We note that you completed several transactions relating to the acquisition of non-controlling interests in certain subsidiaries during the fiscal years presented.  In future filings, please include a table that shows the effects of changes in your ownership interest on the equity attributable to you.  Please refer to ASC 810-10-50-1A.d and ASC 810-10-55-4M for guidance.  Please provide us with the disclosure you intend to include in future filings.

In response to your comment, we will include disclosure similar to the following in future annual filings:

Effective January 1, 2009, the Company adopted guidance that requires changes in noncontrolling interests that do not result in a change of control and where there is a difference between fair value and carrying value to be accounted for as equity transactions. The effect on net income attributable to the Company had purchases of noncontrolling interests been recorded through net income is provided below:

	2010	2009	2008

Net income attributable to Crown Holdings	$324	$334	$226
Transfers to noncontrolling interests —
Decrease in paid-in-capital for purchase of noncontrolling interests	(114)	0	0
Net income attributable to Crown Holding after transfers to noncontrolling interests	$210	$334	$226

V.  Pensions and Other Retirement Benefits, page 80

14.
In future filings, please disclose the funded status of the U.S. plans and the non-U.S. plans.  Please also provide a narrative description of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption.  Please refer to ASC 715-20-50-1.c. and 50-1.d.5.iii. for guidance.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

In response to your comment, in future annual filings we will subtotal the funded status of the U.S. and non-U.S. pension plans (all necessary information to determine the funded status of the U.S. and non-U.S. plans has been disclosed in prior filings). In addition, we will move the narrative description of the basis used to determine the overall expected long-term-rate-of-return-on-assets assumption from Critical Accounting Policies into our Pension and Other Retirement Benefits footnote.

X.  Segment Information, page 90

15.
In future filings, please disclose the sources of revenues included in your non-reportable segments.  Please refer to ASC 280-10-50-15 for guidance.  Please provide us with the disclosure you intend to include in future filings.

In response to your comment, we will include disclosure similar to the following in future quarterly and annual filings:

The primary sources of revenue included in non-reportable segments are the Company’s aerosol can businesses in North America, Europe and Thailand, the Company’s beverage can businesses in Cambodia, China, Malaysia, Singapore, Thailand and Vietnam and the Company’s food can and closures business in Thailand.

16.
In future filings, please clarify if you have intersegment sales.  To the extent that you do, please include the amount of intersegment sales as part of your table presentation for each reportable segment, including the related impact to segment income.  Please note that any adjustments to eliminate intersegment sales' profit should be shown as a separate reconciling item for the reconciliation to income before income taxes and equity earnings.  Finally, please provide investors with a description of your intersegment sales.  Please refer to ASC 280-10-55-48 and 55-49 for guidance.  Please provide us with the disclosure you intend to include in future filings.

In response to your comment, we will include disclosure similar to the following in future quarterly and annual filings for each period for which an income statement is presented:

	Intersegment Sales
	Quarter ended	Quarter ended
	March 31, 2011	March 31, 2010

Americas Beverage	$17	$14
North America Food	3	4
European Beverage	0	0
European Food	28	19
European Specialty Packaging	17	11
Total reportable segments	65	48

Non-reportable segments	21	10
Total	$86	$58

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

Intersegment sales primarily include sales of components used to manufacture cans such as ends and printed and coated metal as well as parts and equipment used in the manufacturing process.

The elimination of intercompany profit in each period presented was less than $1 million.

Z.  Condensed Combining Financial Information, page 93

17.
Please revise your disclosure for each condensed combining financial statements presented in accordance with Rule 3-10 of Regulation S-X to state the corresponding note for which the financial information is presented in future filings.  For example, we note the first condensed combing financial statements are for your €500 7.125% senior notes due 2017.

In response to your comment, in future quarterly and annual filings we will disclose the debt issuance that corresponds to each of our condensed combining financial statements presented in accordance with Rule 3-10 of Regulation S-X.

Item 15.  Exhibits and Financial Schedules, page 121

18.
It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement and the Fourth Amendment thereto incorporated by reference as exhibits 4.q and 4.hh, respectively.  Please file with your next Exchange Act report a complete copy of these credit agreements, which should include all schedules and exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

In response to your comment, we will file with our next Exchange Act report a complete copy of the referenced credit agreements including all schedules and exhibits referenced therein.

19.	We note that on December 9, 2010, you filed a Form 8-K that included the Fifth Amendment to your Credit Agreement. In future Forms 10-K, please file or incorporate by reference that agreement.

In response to your comment, in our future Forms 10-K, we will incorporate by reference the Fifth Amendment to our Credit Agreement.

Definitive Proxy Statement on Schedule 14A Filed March 21, 2011

Corporate Governance, page 10

Transactions with Related Persons, page 13

20.
In future filings, please provide the disclosure required by Item 404(b) of Regulation S-K with respect to your policies and procedures for the review, approval, or ratification of your related party transactions.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

In response to your comment, in future filings, we will provide the disclosure required by Item 404(b) of Regulation S-K with respect to our policies and procedures for the review, approval, or ratification of our related party transactions.

Compensation Discussion and Analysis, page 14

21.
Please describe the impact, if any, on the Committee's decisions regarding Mr. Conway's compensation in light of the fact that Mr. Conway realized $6,816,618 and $6,940,343 upon the exercise of outstanding equity in 2010.  We would expect to see disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including how these types of gains will be considered in setting future retirement benefits.  Similar disclosure in the latter should be provided for Mr. Donahue.

In response to your comment, in future filings, we will describe the impact, if any, that the exercise of options and the corresponding realization of income by our CEO and CFO have upon the Compensation Committee’s decisions regarding their respective compensation including future retirement benefits.

Annual Incentive Bonus, page 21

22.
We note that your compensation committee "did not approve increases in target bonus percentages for the NEOs except in the case of Mr. Salaerts whose target was increased from 60% to 75%."  In future filings, please explain your compensation committee's rationale for increasing the potential incentive compensation awardable to any one of your named executive officers.

In response to your comment, in future filings, we will explain the Compensation Committee’s rationale for increasing the potential incentive compensation awardable to any one of Crown’s named executive officers.

Long-Term Equity Incentives, page 24

23.
We note your disclosure that "[o]ne-third of an NEO's targeted long-term equity incentive was delivered in time-based restricted stock."  In future filings, please disclose how many shares of time-based restricted stock were granted to each named executive officer and, as you indicate in the footnotes to your grants of plan-based awards table, that the shares vest annually over a three-year period.

In response to your comment, in future filings, we will include an appropriate cross-reference to the Grants of Plan-Based Awards in which we disclose the number of shares of time-based restricted stock granted to each named executive officer and will include a statement that such shares vest annually over a three-year period.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

24.
We note your disclosure regarding the percentage of targeted equity compensation awarded to your named executive officers based on your total shareholder return for the three-year performance period ending December 31, 2009.  In addition to this disclosure, please indicate the number of performance-based shares that were granted in 2010 (e.g., at the individual target level) for the new performance period and explain how the compensation committee determined those amounts.  In doing so, please identify the elements of company and individual performance that the Compensation committee took into account when deciding grant amounts.  See Items 402(b)(1)(v) and (b)(2)(v) and (vii) of Regulation S-K.  In this regard, we note your disclosure on page 24 that "[a]nnual grants vary in size based on the Company's and the executive's performance."  Please supplementally show us what your revisions will look like.

In response to your comment, in future filings, we will include an appropriate cross-reference to the Grants of Plan-Based Awards in which we disclose the number of performance-based shares that were granted for the new performance period together with an explanation regarding how the Compensation Committee determined such amounts and include the elements of Company and individual performance that the Compensation Committee took into account.  We propose supplemental disclosure similar to the following:

The total equity award granted to each NEO is generally determined based upon the difference between a target amount of total direct compensation and the sum of the NEO’s base salary and annual incentive bonus opportunity.  In the case of our CEO, the target amount is generally set at the upper range of the target total direct compensation of other chief executive officers in the Peer Group.  In determining that the CEO’s target amount should be set at the upper range of the Peer Group, the Compensation Committee considers certain qualitative performance objectives including the Company’s growth and expansion of business in emerging markets, the Company bringing new and improved products to market and the CEO continuing strong relationships with Shareholders.  With respect to the NEOs, other than the CEO, the target amount is generally set at the middle range of the target total direct compensation for their applicable position in the Peer Group.  In determining the appropriate target amount for such NEOs, the Compensation Committee considers with respect to their individual divisions, growth in emerging markets, development and delivery of new and improved products, implementation of certain cost savings initiatives, achievement of employee safety targets and the development of productive management teams.

Employment Agreements and Potential Payments Upon Termination, page 38

25.	In future filings, please include total figures in your table of potential severance payments reflecting the aggregate potential compensation to be paid under each scenario.

In response to your comment, in future filings, to the extent we include a table of potential severance payments we will expand the table to reflect the aggregate potential compensation to be paid under each scenario.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 37

26.
We note that receivables, net have increased 17.9% as of March 31, 2011 as compared to December 31, 2010.  However, we note that net sales of the March 31, 2011 quarter decreased in comparison to net sales for the December 31, 2010 quarter.  Finally, we note that receivables, net had a material adverse impact on your operating cash flows for the March 31, 2011 quarter.  In future filings, please provide investors with a comprehensive explanation for the increase in receivables, net, including the measure used by management to monitor receivables, net, such as a measure like days sales outstanding.  Please include an analysis of changes in the measure used by management.  Finally, please provide us with the disclosure you intend to include in future filings and an aging of your receivables, net on a gross and net basis.

The increase in receivables is not unusual for our business and we would not describe it as having a material adverse impact on our operating cash flows for the March 31, 2011 quarter. Receivables impacted operating cash flows for the quarter ended March 31, 2011 by $163 million compared to $181 million for the same period in 2010 after adjusting 2010 by $185 million from the impact of adopting the new accounting guidance related to securitizations.

Although sales in the March 31, 2011 quarter decreased compared to the December 31, 2010 quarter, sales in the month of March, 2011 increased over sales in the month of December, 2010. The increase in receivables directly corresponds to the increase in sales. Sales generally increase each month of the year until peaking in the third quarter.  As a result, receivables generally increase through the third quarter of each year.  In addition, the product and geographic mix of our customers at March 31, 2011 is different than our customer mix at December 31, 2010 which also contributes to the increase in receivables.

Receivables are monitored at a detailed level focusing on individual accounts within each geographic operating division; however, we do also review days sales outstanding for trade receivables which were 46 days for March 31, 2011 and March 31, 2010.

To explain the increase in receivables, we will include language similar to the following in our liquidity discussion in future filings:

The increase in receivables from December 31, 2010 to March 31, 2011 is primarily due to seasonality of the Company’s businesses.  Sales in the month of March 2011 were higher than sales in the month of December 2010.  Sales generally increase each month of the year until peaking in the third quarter.  As a result, receivables generally increase through the third quarter of each year. In addition, the mix of receivables at March 31, 2011 is different than at December 31, 2010 which also contributes to the increase.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

Receivables impacted operating cash flows for the quarter ended March 31, 2011 by $163 million compared to $181 million for the same period in 2010 after adjusting 2010 by $185 million from the impact of adopting the new accounting guidance related to securitizations.  Days sales outstanding for trade receivables were 46 days for both March 31, 2011 and 2010.

As requested, an aging of our receivables as of December 31, 2010 and March 31, 2011 is as follows (in millions):

	December 31, 2010	March 31, 2011
Current	[***]	[***]
1 – 30	[***]	[***]
31 – 60	[***]	[***]
61 – 90	[***]	[***]
Over 90	[***]	[***]
Reserve	[***]	[***]
Total	[***]	[***]

[***]  Confidential Treatment Requested

27.
We note that inventories increased 10.4% as of December 31, 2010 in comparison to December 31, 2009.  We further note that inventories increased 27.5% as of March 31, 2011 in comparison to December 31, 2010.  This increase does not appear to be explained by an increase in net sales, as the December 31, 2010 quarter net sales were consistent with the December 31, 2009 net sales, and the March 31, 2011 net sales declined in comparison to the December 31, 2010 net sales.  In future filings, please provide investors with an analysis of inventories, considering the significance to total current assets and the material impact to operating cash flows.  Please consider including the measure used by management to monitor inventories, such as inventory turnover.  Please provide us with the disclosures you intend to include in future filings.

In response to your comment, in future filings, we will provide disclosure similar to the following.  We considered whether to include discussion of the measures used to monitor inventories, however, as we do not believe the increase is unusual for our business, we believe that disclosure similar to the following should provide investors with sufficient information to understand the increase in inventories.

Inventories increased from $1,060 million at December 31, 2010 to $1,353 million at March 31 2011 primarily due to $185 million from increased quantities due to seasonal build, $75 million from the impact of higher raw material costs and $33 million from the impact of foreign currency translation.  The food packaging business is somewhat seasonal with the first quarter tending to be the slowest period as the autumn packaging period has ended and new crops are not yet planted.  The industry enters its busiest period in the third quarter when the majority of fruits and vegetables are harvested.  Due to this seasonality, inventory levels increase in the first half of the year to meet peak demand in the second and third quarters.

Confidential Treatment Requested by Crown Holdings, Inc.
Pursuant to 17 C.F.R.§200.83

*   *   *   *

Crown acknowledges that:

•	Crown is responsible for the adequacy and accuracy of the disclosure in Crown’s filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Crown may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Kevin C. Clothier, Vice President and Corporate Controller, at (215) 698-5281.

Crown Holdings, Inc.

/s/ Kevin C. Clothier Name: Kevin C. Clothier Title: Vice President and Corporate Controller